Exhibit 99.2

Clearmind Medicine Closes US$3.5 Million Public Offering

Tel Aviv, Israel / Vancouver, Canada, April 06, 2023 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (NASDAQ: CMND) (CSE: CMND), (FSE: CWY) (“Clearmind”), a biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, today announced the closing of its United States only public offering made on a reasonable best efforts basis with gross proceeds to the Company of approximately US$3.5 million, before deducting placement agent fees and other expenses payable by the Company. The offering consisted of 4,505,718 common shares and pre-funded warrants and 4,505,718 common warrants. The common warrants are immediately exercisable, will expire five years from the date of issuance and have an exercise price of US$0.78 per common share. Each common share (or pre-funded warrant in lieu thereof) was sold together with one common warrant at a combined purchase price of US$0.78 per share (or US$0.779 per pre-funded warrant after reducing US$0.001 attributable to the exercise price of the pre-funded warrants) but were issued separately. The common warrants and pre-funded warrants are not listed on any exchange.

The Company expects to use the net proceeds from the offering, for general corporate purposes, which may include operating expenses, research and development, including clinical and pre-clinical testing of its product candidates, working capital, future acquisitions and general capital expenditures.

The offering was not made in Canada and no Canadian residents participated.

Aegis Capital Corp. acted as exclusive placement agent for the offering.

A registration statement on Form F-1 (File No. 333-270859) relating to the offering of the securities was filed with the U.S. Securities and Exchange Commission (SEC) and declared effective by the SEC on April 3, 2023. The offering was made only by means of a prospectus, copies of which may be obtained by contacting Aegis Capital Corp., 1345 Avenue of the Americas, 27th Floor, New York, NY 10105, by telephone at (212) 813-1010 or by email at syndicate@aegiscap.com. Copies of the registration statement can be accessed through the SEC's website at www.sec.gov.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Clearmind Medicine Inc.

Clearmind is a psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The company’s intellectual portfolio currently consists of 13 patent families. The company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq and the Canadian Securities Exchange under the symbol "CMND" and the Frankfurt Stock Exchange under the symbol “CWY.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations:

invest@clearmindmedicine.com

Telephone: (604) 260-1566

General Inquiries

Info@Clearmindmedicine.com

www.Clearmindmedicine.com

FORWARD-LOOKING STATEMENTS:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. In addition, we cannot assure that any patent will issue as a result of a pending patent application or, if issued, whether it will issue in a form that will be advantageous to us. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on February 6, 2023 and the Company's preliminary prospectus (Registration No. 333-270859), filed with the SEC on March 31, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.